SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010
________________

SILICOM  LTD.

 (Translation of Registrant's name into English)
________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☑   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐   No   ☑

Attached hereto and incorporated by reference herein is Registrant’s press release dated January 25th, 2010 announcing Registrant’s fourth quarter financial results.

This report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  January 25th, 2010

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM REPORTS Q4 REVENUES OF $6.8M,
UP 47% COMPARED TO Q3 2009

- EPS Reaches $0.19, Up 280% Compared to Q3 2009 -

KFAR SAVA, Israel - January 25, 2010 - Silicom Ltd. (NASDAQ and TASE: SILC) today reported a return to year-over-year growth for the fourth quarter ended December 31, 2009.

Revenues for the fourth quarter of 2009 were $6.8 million, up 47% compared sequentially with $4.6 million in the third quarter of 2009, and up 4% compared with $6.5 million in the fourth quarter of 2008. Net income for the period was $1.4 million, or $0.19 per diluted share ($0.20 per basic share), up 290% compared with $346,000, or $0.05 per share (basic and diluted), for the third quarter of 2009. Net income for the fourth quarter of 2008 was $1.6 million, or $0.24 per diluted share ($0.25 per basic share).

Revenues for the full year ended December 31, 2009 were $20.5 million compared with $25.6 million for 2008. Net income for the year was $2.8 million, or $0.41 per diluted share ($0.42 per basic share), compared with $4.6 million, or $0.69 per share (basic and diluted), for 2008.

As of December 31, 2009, the Company’s cash, cash equivalents, bank deposits and marketable securities totaled $43.2 million, up $1.6 million compared with the end of the third quarter of 2009, and up $4.0 million compared with the end of 2008.

Commenting on the results, Shaike Orbach, President and CEO, said, “We are pleased to report an exceedingly strong fourth quarter and a return to year-over-year revenue growth, a satisfying development which reflects the improvement we are seeing in sales across the board, for all our product lines and target markets. This derives from the fact that many of our customers have renewed their purchases to near-pre-crisis levels, together with the initial sales associated with new products and customers. Significantly, we did not lose any customers during this challenging year.”

Mr. Orbach continued, "Our decision to continue strong investment in sales, marketing and R&D during 2009 has enabled us to continue expanding our product offering in ways that meet the market’s evolving needs. We are especially pleased with the positive initial market reception achieved towards the end of the year by our strategic new SETAC, SErver To Appliance Converter. We believe that over the long term the growing sales of our current product lines will be complemented by significant SETAC sales, hopefully driving Silicom to a whole new level of revenues and profits."

Mr. Orbach concluded, “Looking at 2009 as a whole, we are proud to have delivered four profitable, cash-positive quarters despite the year’s significant challenges, and to finish the year with such a strong rebound quarter, a testament to the success of our current product lines. Based on these achievements we believe that we are well positioned to deliver a stronger 2010 and are optimistic regarding our long-term prospects.”

Conference Call Details:

Silicom’s Management will host an interactive conference today, January 25th, at 9am EST (6am Pacific Time, 4pm Israel Time) to review and discuss the results. To participate, please call one of the following numbers approximately 10 minutes before that time.

US: 1 888 668 9141 (toll free)
ISRAEL: 03 918 0610 (not toll free)
UK: 0 800 917 5108 (toll free)
INTERNATIONAL:  +972 3 918 0610 (not toll free)

The call will also be broadcast live over the web, through a link accessible from Silicom’s website prior to the call. For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company's flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

- FINANCIAL TABLES FOLLOW -

Silicom Ltd. Consolidated
Statements of Income

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2009	2008	2009	2008
Sales	$6,822	$6,538	$20,526	$25,554
Cost of sales	4,121	4,041	12,461	15,405
Gross profit	2,701	2,497	8,065	10,149

Research and development costs	754	573	2,716	3,048
Selling and marketing expenses	521	352	1,821	2,093
General and administrative expenses	345	276	1,313	1,427
Total operating expenses	1,620	1,201	5,850	6,568

Operating income	1,081	1,296	2,215	3,581

Financial income, net	182	384	909	1,188
Income before income taxes	1,263	1,680	3,124	4,769
Income tax expense (benefit)	(87)	38	305	124
Net income	$1,350	$1,642	2,819	$4,645

Basic income per ordinary share	$0.20	$0.25	$0.42	$0.69

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,791	6,694	6,720	6,685

Diluted income per ordinary share	$0.19	$0.24	$0.41	$0.69

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,930	6,750	6,843	6,780

Silicom Ltd. Consolidated Balance Sheets
 (US$ thousands)

	December 31, 2009	December 31, 2008
Assets

Current assets
Cash and cash equivalents	$7,253	$14,568
Short-term bank deposits	7,253	-
Marketable securities	10,425	8,426
Accounts receivables: Trade, net	5,172	4,849
Accounts receivables: Other	371	353
Inventories	4,677	5,269
Deferred tax assets	233	210
Total current assets	35,384	33,675

Marketable securities	18,308	16,204
Assets held for employees’ severance benefits	1,105	1,066
Deferred tax assets	192	234
Property, plant and equipment, net	602	795

Total assets	$55,591	$51,974

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	$2,261	$2,681
Other accounts payable and accrued expenses	2,138	2,054
Total current liabilities	4,399	4,735

Liability for employees’ severance benefits	1,967	1,905

Total liabilities	6,366	6,640

Shareholders' equity
Ordinary shares and additional paid-in capital	34,174	33,102
Treasury shares	(38)	(38)
Retained earnings	15,089	12,270
Total Shareholders' equity	49,225	45,334
Total liabilities and shareholders equity	$55,591	$51,974